Exhibit 21.2

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

  of Solitario Resources Corporation

Wheat Ridge, Colorado

We have audited the consolidated balance sheets of Solitario Resources Corporation and subsidiaries (Solitario) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Solitario's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Solitario as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the consolidated balance sheet at December 31, 2003 includes net mineral interests costs of $2,760,000. Note 1 to the consolidated financial statements emphasizes that the recovery of these costs is ultimately dependent upon either the sale of these mineral interests or the development of economically recoverable ore reserves, the ability of Solitario to obtain the necessary permits and financing to successfully place the projects into production, and upon future profitable operations.

As discussed in Note 10, the accompanying 2002 and 2001 consolidated financial statements have been restated.

Deloitte & Touche LLP

Denver, Colorado

March 10, 2004

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share amounts)	December 31, 2003	December 31, 2002

Assets		(as restated see Note 10)
Current assets:
Cash and cash equivalents	$1,273	$1,405
Note receivable	112	111
Investments in marketable equity securities, at fair value	2,576	409
Prepaid expenses and other	32	27
Total current assets	3,993	1,952

Mineral interests, net	2,760	3,216
Note receivable from Crown Resources Corporation, net of Discount	937	915
Investment in Crown Resources Corporation warrant, at fair value	5,591	153
Other assets	7	140
Total assets	$13,288	$6,376

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 53	$ 26
Due to Crown Resources Corporation	25	73
Deferred income taxes	685	-
Total current liabilities	763	99

Deferred income taxes	591	-

Commitments and contingencies (Notes 2, 3, and 6)

Stockholders' equity:
Preferred stock, $0.01 par value, authorized 10,000,000 shares (none issued and outstanding at December 31, 2003 and 2002)	-	-
Common stock, $0.01 par value, authorized, 50,000,000 shares (24,923,134 and 24,407,134 shares issued and outstanding at December 31, 2003 and 2002, respectively)	249	234
Additional paid-in capital	22,498	21,189
Accumulated deficit	(11,968)	(15,322)
Accumulated other comprehensive income	1,155	176
Total stockholders' equity	11,934	6,277
Total liabilities and stockholders' equity	$ 13,288	$ 6,376

See Notes to Consolidated Financial Statements.

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)	For the year ended December 31,
	2003	2002	2001
		(as restated see Note 10)	(as restated see Note 10)
Costs, expenses and other:
Exploration expense	$ 418	$ 957	$ 1,477
Depreciation and amortization	488	504	49
General and administrative	404	372	511
Management fees	351	449	590
Unrealized (gain) loss on derivative Instruments	(5,438)	(105)	63
Asset write-downs	26	-	1,274
Loss on sale of assets	-	39	-
Interest and other (net)	(272)	(137)	(231)
Income (loss) before income taxes	4,023	(2,079)	(3,733)
Income tax expense	669	-	-
Net income (loss)	$3,354	$(2,079)	$(3,733)

Earnings (loss) per common share: Basic Diluted	$ 0.14 $ 0.14	$(0.09) $(0.09)	$(0.16) $(0.16)
Weighted average shares outstanding: Basic Diluted	23,638 23,638	23,407 23,407	23,387 23,387

See Notes to Consolidated Financial Statements.

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(in thousands, except	Common Stock Shares Amount			Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total
share amounts)			Additional Paid-in Capital

Balance at December 31, 2000	23,344,647	$234	$21,147	$(9,510)	$(62)	$11,809
Shares issued:
For mineral interests	62,487	-	42	-	-	42
Comprehensive loss:
Net loss (as restated see Note 10)	-	-	-	(3,733)	-	(3,733)
Net unrealized loss on marketable equity securities (as restated see Note 10)	-	-	-	-	(134)	(134)
Comprehensive loss (as restated see Note 10)	-	-	-	-	-	(3,867)

Balance at December 31, 2001 (as restated see Note 10)	23,407,134	234	21,189	(13,243)	(196)	7,984
Comprehensive loss:
Net loss (as restated see Note 10)	-	-	-	(2,079)	-	(2,079)
Net unrealized gain on marketable equity securities (as restated see Note 10)	-	-	-	-	372	372
Comprehensive loss (as restated see Note 10)	-	-	-	-	-	(1,707)

Balance at December 31, 2002 (as restated see Note 10)	23,407,134	234	21,189	(15,322)	176	6,277
Shares issued:
Option exercise	16,000	-	14	-	-	14
Private placement, net	1,500,000	15	1,295	-	-	1,310
Comprehensive income:
Net income	-	-	-	3,354	-	3,354
Net unrealized gain on marketable equity securities (net of tax of $607)	-	-	-	-	979	979
Comprehensive income	-	-	-	-	-	4,333

Balance at December 31, 2003	24,923,134	$249	$22,498	$(11,968)	$ 1,155	$11,934

See Notes to Consolidated Financial Statements.

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the year ended December 31,
	2003	2002	2001
Operating activities:		(as restated see Note 10)	(as restated see Note 10)

Net income (loss)	$3,354	$(2,079)	$(3,733)
Adjustments:
Unrealized loss (gain) on derivative instruments	(5,438)	(105)	63
Depreciation and amortization	488	504	49
Asset write-downs	-	-	1,274
Loss on asset sales	-	39	-
Interest income received in stock	(207)	(74)	-
Interest income from amortization of note discount	(22)	(22)	(4)
Deferred income taxes	669	-	-
Other	26	-	2
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(6)	40	(34)
Accounts payable	27	(18)	(26)
Due to Crown Resources Corporation	(48)	11	(19)
Net cash used in operating activities	(1,157)	(1,704)	(2,428)

Investing activities:
Investment in Crown Resources Corporation promissory notes and warrants	(400)	-	(1,000)
Additions to mineral interests and other	(10)	-	(39)
Proceeds from asset sales	-	26	-
Proceeds from sale of marketable equity securities	-	381	13
Collection on note receivable	111	109	106
Purchase of marketable equity securities	-	(130)	(200)
Other assets	-	-	(63)
Net cash provided by (used in) investing activities	(299)	386	(1,183)

Financing activities:
Issuance of common stock	1,324	-	-
Net cash provided by financing activities	1,324	-	-

Net decrease in cash and cash equivalents	(132)	(1,318)	(3,611)
Cash and cash equivalents, beginning of year	1,405	2,723	6,334
Cash and cash equivalents, end of year	$ 1,273	$ 1,405	$2,723

Supplemental disclosure of cash flow information:
Issuance of common stock for mineral properties	-	-	42
Conversion of Crown notes receivable to shares of Crown common stock	400	-	-

See Notes to Consolidated Financial Statements.

1. Business and Summary of Significant Accounting Policies:

    Business and company formation

          Solitario Resources Corporation ("Solitario") engages principally in the acquisition and exploration of mineral interests. At December 31, 2003, Solitario's mineral interests are located in Brazil, Bolivia and Peru. In February 2004, Solitario acquired the CC project in the state of Nevada. Solitario was incorporated in the state of Colorado on November 15, 1984 as a wholly owned subsidiary of Crown Resource Corp. of Colorado ("CRCC"). CRCC is a wholly-owned subsidiary of Crown Resources Corporation ("Crown"). As a result of the issuance of shares subsequent to 1984, CRCC's ownership of Solitario's shares was reduced to 38.7% as of December 31, 2003; see Note 8.

          On November 8, 2003 Crown announced that it would be distributing to its shareholders (through CRCC) its holdings of 9,633,585 shares of Solitario's common stock. When Solitario sold shares in a Canadian public offering in 1994, the Toronto Stock Exchange (the "TSX") required that the issued and outstanding shares of Solitario held by CRCC be held in escrow (the "Escrow Agreement") to, among other things, prevent CRCC from selling too large a volume of Solitario shares shortly after the public offering. Over the next three years sixty percent of the shares held in escrow were released to CRCC pursuant to the Escrow Agreement. On December 29, 2003, as required by the TSX, Solitario's disinterested shareholders (which excluded Solitario's officers, directors and Crown) voted to approve the release of the remaining 3,140,162 shares of Solitario held in escrow. The shares were released from escrow on January 15, 2004.

    Financial reporting

          The consolidated financial statements include the accounts of Solitario and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), and are expressed in US dollars.

          In performing its activities, Solitario has incurred certain costs for land and leasehold interests. The recovery of these costs is ultimately dependent upon either the sale of mineral interests or the development of economically recoverable ore reserves, the ability of Solitario to obtain the necessary permits and financing to successfully place the properties into production, and upon future profitable operations, none of which is assured.

    Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of the more significant estimates included in the preparation of Solitario's financial statements pertain to the valuation of mineral interests, mineral interest lives and residual values of mineral interests.

   Cash equivalents

          Cash equivalents include investments in highly-liquid debt securities with original maturities of three months or less when purchased.

    Note receivable

          Note receivable at December 31, 2003 and 2002 consists of $100,000 and $200,000, respectively, plus interest, issued by Newmont Mining Company and due Solitario in April 2004, pending the release of certain contingent liabilities.

Mineral interests

          On January 1, 2002, Solitario adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," which, among other things, required the reclassification of Solitario's mineral properties as mineral interests (intangible assets) and the amortization of those assets over their expected useful lives. Solitario's mineral interests represent mineral use rights for parcels of land not owned by Solitario. Solitario's mineral interests relate to exploration stage properties and the value of such intangible assets is primarily driven by the nature and amount of economic minerals believed to be contained, or potentially contained, in such properties. At January 1, 2002, Solitario reclassified $3,680,000 from mineral properties to mineral interests.

          The excess of the cost of each mineral interest over its estimated residual value is amortized over the lesser of (i) the term of any mineral interest option or lease or (ii) the estimated life of the mineral interest, which approximates Solitario's estimated exploration cycle. Solitario is amortizing its mineral interests over a three-to-eight year period based upon facts and circumstances for each mineral interest on a property-by-property basis including Solitario's current intentions for the property and Solitario's history with similar properties. Solitario has estimated the residual values for its mineral interests to be zero at December 31, 2003 and 2002. Solitario recorded $466,000 and $464,000 of amortization of its mineral interests for the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003 Solitario estimates its amortization of intangible assets relating to mineral interests will approximate the following for the next five years:

Estimated Amortization Expense
2004 2005 2006 2007 2008	$466,000 466,000 466,000 455,000 453,000

          Solitario expenses all exploration costs incurred on its mineral interests, other than acquisition costs, prior to the establishment of proven and probable reserves. Solitario regularly performs evaluations of its investment in mineral interests to assess the recoverability and/or the residual value of its investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable, utilizing established guidelines based upon discounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization. There were no mineral interest impairments in 2003, 2002 or 2001.

          Solitario's net capitalized mineral interests of $2,760,000 and $3,216,000 at December 31, 2003 and 2002, respectively, related to gross land, leasehold and acquisition costs of $3,690,000 and $3,680,000, at December 31, 2003 and 2002, respectively, less accumulated amortization of $930,000 and $464,000 at December 31, 2003 and 2002, respectively. Solitario has not yet identified any proven and probable reserves related to its mineral interests. The recoverability of these costs is dependent on, among other things, the successful identification of proven and probable reserves, as well as the potential to develop, sell or joint venture its interests in the properties.

   Derivative instruments

          Solitario's Crown warrants, which entitle Solitario the right to purchase Crown common stock, have a net settlement feature and accordingly Solitario classifies the Crown warrants as derivative instruments. Solitario has recorded its investment in these warrants at their estimated fair value, based upon quoted prices of $5,591,000 and $153,000 at December 31, 2003 and 2002. Solitario recognizes any increase or decrease in the fair value of the warrants as a gain or loss on derivative instruments in the statement of operations. Solitario recorded an increase in the fair value of the warrants of $5,438,000 and $106,000 for the years ended December 31, 2003 and 2002, respectively, compared to a decrease of $63,000 for the year ended December 31, 2001.

    Marketable equity securities

          Solitario's investments in marketable equity securities are classified as available-for-sale and are carried at fair value, which is based upon market quotes of the underlying securities. The fair value of Solitario's 965,491 shares of Crown common stock was $2,433,000 at December 31, 2003. The cost of marketable equity securities sold is determined by the specific identification method. Changes in market value are recorded in accumulated other comprehensive income (loss) within stockholders' equity, unless a decline in market value is considered other than temporary, in which case the decline is recognized as a loss in the statement of operations. At December 31, 2003, there are no unrealized holding losses in Solitario's marketable equity securities.

          The following table represents changes in marketable equity securities.

Sales of marketable equity securities
	2003	2002	2001
Gross proceeds	$ -	$381,000	$ 13,000
Cost	-	433,000	18,000

Gross gain on sale included in earnings during the period	-	54,000	-
Gross loss on sale included in earnings during the period	-	(106,000)	(5,000)
Write down of marketable equity securities	(26,000)	-	-
Unrealized holding gain (loss) arising during the period included in other comprehensive income, net of tax	953,000	320,000	(139,000)
Reclassification adjustment for losses included in earnings during the period, net of tax	$ 26,000	$ 52,000	$ 5,000

    Foreign exchange

          The United States dollar is the functional currency for all of Solitario's foreign subsidiaries. Although Solitario's exploration activities have been conducted primarily in Brazil, Bolivia and Peru, payments under substantially all of the land, leasehold, and exploration agreements of Solitario are denominated in United States dollars. Solitario expects that a significant portion of its required and discretionary expenditures in the foreseeable future will also be denominated in United States dollars. Foreign currency gains and losses are included in the results of operations in the period in which they occur.

    Income taxes

          Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income and income taxes, respectively. A valuation allowance is provided, if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

    Earnings per share

          The calculation of basic and diluted earnings (loss) per share is based on the weighted average number of common shares outstanding during the years ended December 31, 2003, 2002 and 2001. During the year ended December 31, 2003, 2002 and 2001, 3,488,000, 3,372,000 and 2,282,000 potentially dilutive common shares related to outstanding stock options were excluded from the calculation of diluted earnings (loss) per share because the effects were anti-dilutive.

    Employee stock compensation plans

          Solitario follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to account for its stock based employee compensation plans. Under Solitario's stock option plans, the exercise price of stock options issued to employees equals the quoted market price of the stock on the grant date. As a result of repricing of its options in 1999, Solitario accounts for all grants which have been repriced as variable awards and records increases and decreases in compensation expense during the period based upon changes in the quoted market price of Solitario's stock as required by APB Opinion No. 25.

          Pro forma information has been computed as if Solitario had accounted for its stock options under the fair value method of SFAS No. 123 "Accounting for Stock-Based Compensation." The fair values of these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2003, 2002 and 2001, respectively: risk-free interest rate of 3.31%, 4.34% and 4.74%; dividend yield of 0 percent; volatility factor of the expected market price of Solitario's common stock of 65%, 60% and 65%; and a weighted average expected life of the options of 3.9, 4.3 years and 4.4. The weighted average fair value of the options granted is estimated at $0.28, $0.25 and $0.34 per share in 2003, 2002 and 2001, respectively.

          Had Solitario accounted for its stock options under the fair value method of SFAS No. 123, the following results would have been reported:
(in thousands, except per share amounts)	2003	2002	2001
Net income (loss), as reported	$3,354	$(2,079)	$(3,733)
Deduct total stock-based compensation expense determined under fair value based method for all rewards, net of related tax effects	54	232	325
Pro forma net income (loss)	$3,300	$(2,311)	$(4,058)
Earnings (loss) per share:
Basic and diluted as reported	$ 0.14	$ (0.09)	$ (0.16)
Basic and diluted pro forma	$ 0.14	$ (0.10)	$ (0.17)

    Segment reporting

          Solitario operates in one segment, minerals exploration. At December 31, 2003, all of Solitario's operations are located in South America as further described in Note 2 to these financial statements.

          Included in the consolidated balance sheet at December 31, 2003 are total assets of $2,797,000 related to Solitario's foreign operations. Assets totaling $2,789,000 are located in South America in Brazil and Peru. Assets totaling $8,000 are located in Canada.

    Recent accounting pronouncements

          In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS No.149 has been adopted by Solitario and will be applied prospectively for contracts entered into or modified after June 30, 2003. The adoption of this statement has not had a material effect on Solitario's consolidated financial position or results of operations.

          In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which clarifies the classification as liabilities for certain financial instruments including equity shares that are mandatorily redeemable, or a financial instrument other than equity shares that has an obligation to repurchase the instrument with equity shares, including a conditional obligation to settle the financial instrument with equity shares. SFAS No. 150 has been adopted by Solitario and is effective for financial instruments entered into after May 31, 2003. The adoption of this statement has not had a material effect on Solitario's consolidated financial position or results of operations.

          On January 1, 2002, Solitario adopted SFAS No. 141 and SFAS No. 142, which among other things required the reclassification of Solitario's Mineral Properties as Mineral Interest (intangible assets) and the amortization of those assets over their expected useful lives. The excess of the cost of each mineral interest over its estimated residual value is amortized over the lesser of (i) the term of any mineral interest option or lease or (ii) the estimated life of the mineral interest, which approximates Solitario's estimated exploration cycle. Solitario is amortizing its mineral interests over a three-to-eight year period based upon facts and circumstances for each mineral interest on a property-by-property basis including Solitario's current intentions for the property and Solitario's history with similar properties. Solitario has estimated the residual values for its mineral interests to be zero at December 31, 2003 and 2002. Beginning January 1, 2002, Solitario reclassified its mineral properties to intangible assets, mineral interests, and began amortizing the excess cost over residual value, which resulted in $466,000 and $464,000 of amortization on mineral interests for the years ended December 31, 2003 and 2002, respectively. Solitario did not amortize any mineral interest costs in 2001.

          In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 eliminates inconsistencies between the accounting for sale-leaseback transactions and the required accounting for certain lease modifications. This statement requires that gains and losses from debt extinguishment should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30. This Statement also amends existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their meanings under changed conditions. Solitario adopted SFAS No. 145 as of January 1, 2003. The adoption of this Statement has not had any effect on Solitario's financial position or results of operations.

          In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with these activities and generally requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. SFAS No 146 does not apply to costs associated with the retirement of long-lived assets covered by SFAS No. 143. The adoption of this Statement has not had any effect on Solitario's financial position or results of operations. The adoption of this statement has not had any effect on Solitario's financial position or results of operations.

          In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." Under SFAS No. 143, the fair value of a liability for an asset retirement obligation covered under the scope of SFAS No. 143 is recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. We have adopted SFAS No. 143 as of January 1, 2003. The adoption of this statement has not had any effect on Solitario's financial position or results of operations.

          In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the disclosure required by guarantors of (a) the nature of any guarantee, (b) maximum potential amount of future payments associated therewith, (c) carrying amounts of liabilities, if any, related to the guarantor's obligations under the guarantee and (d) the nature and extent of any recourse or collateral for recovery of any amounts paid under the guarantee. FIN 45 also clarifies the requirement to recognize at the inception of a guarantee a liability for the fair value of obligations undertaken in issuing the guarantee, including the obligation to stand ready to perform over the term of guarantee. Solitario has applied the provisions of FIN 45 for interim and annual periods ending after December 15, 2002 and the effect of adopting this interpretation was not material.

          In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") and in December 2003 issued FIN 46R. FIN 46 requires the consolidation of variable interest entities which have one or both of the following attributes (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties which is provided by other parties that will absorb some or all of the expected losses of the entity, (2) the equity investors lack controlling financial interest as evidenced by (i) the ability to make decisions regarding the entity's activities through voting or similar rights (ii) the obligation to absorb expected losses, which make it possible for the entity to finance its activities and (iii) the right to receive expected residual returns of the entity if they occur, which is the compensation for absorbing the expected losses. FIN 46 was immediately effective for variable interest entities formed after January 31, 2003. FIN 46R requires the adoption of either FIN46 or FIN46R in financial statements of public entities that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The adoption of FIN 46 and FIN 46R is not expected to have a material effect on Solitario's financial position or results of operations.

2. Mineral interests:

          Solitario classifies as intangible assets mineral interests related to mineral use rights for parcels of land not owned by Solitario. Solitario's mineral use rights relate to exploration stage properties, and the value of such intangible assets is primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in such properties. The amounts capitalized as mineral interests include concession and lease or option acquisition costs. Capitalized costs related to a mineral interest represent its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. Solitario has no production (operating) or development stage mineral interests in properties that contain proven or probable reserves. Solitario's exploration stage mineral interests represent interests in properties that Solitario believes to potentially contain greenfields exploration potential that is not associated with any other production or development stage property. Solitario's mineral use rights generally are enforceable regardless of whether proven and probable reserves have been established.

          The following represents Solitario's investment in mineral interests:
(in thousands)	December 31,
	2003	2002
Mineral interests	$3,690	$3,680
Accumulated amortization	(930)	(464)
Net mineral interests	$2,760	$3,216

          As discussed in Note 1, the amortization of mineral interests commenced January 1, 2002, upon the adoption of SFAS No. 142.

    Peru

          Solitario holds exploration concessions or has filed applications for concessions covering approximately 23,200 hectares in Peru. These applications are subject to normal administrative approvals and the mineral interests are subject to an annual rental of $3.00 per hectare (approximately 2.477 acres per hectare) in June of each year.

    Bongará

          Solitario acquired the initial Bongará exploration concessions in 1993. The current holdings consist of concessions covering approximately 6,500 hectares in northern Peru (the "Bongará project").

          In December 1996, Solitario signed an agreement regarding the Bongará project with a subsidiary of Cominco Ltd. ("Cominco") of Vancouver, B.C., Canada. After a modification signed in 1999, Cominco had the right to earn a 65% interest in the Bongará project by spending a minimum of $17,000,000 over a five-year period. In February 2001 Cominco terminated its option to acquire an interest in the Bongará project. Solitario currently holds a 100% interest in the project and may seek a new joint venture partner to explore and develop the project.

    Yanacocha

          On April 26, 2000 Solitario completed a transaction with an affiliate of Newmont Mining Corporation ("Newmont") and sold its interest in its Yanacocha project for $6 million and a sliding scale net smelter return royalty ("NSR") that varies with the price of gold. Newmont retained $400,000 of the $6 million purchase price to be paid in four annual installments plus interest pending release of certain contingent liabilities. Solitario received the first three payments of $111,000, $109,000 and $106,000 (including interest) in April 2003, 2002 and 2001, respectively. Solitario recorded a gain on the sale of the Yanacocha project of $5.8 million during the second quarter of 2000. The NSR royalty applies to exploration concessions covering approximately 60,000 hectares.

    La Pampa

          Solitario holds concessions comprising approximately 3,400 hectares on the La Pampa exploration project. In July 2002, Solitario signed an agreement with Bear Creek Mining Company ("Bear Creek") whereby Bear Creek was entitled to earn a 51% interest in the La Pampa project by expending $4.5 million on exploration of La Pampa over a five-year period. As part of the agreement, Bear Creek was required to pay all costs to maintain the concessions and complete a minimum of 1,000 meters of drilling on the property and could earn an additional 14% interest (for a total of 65%) by completing a bankable feasibility study on the property within two years of earning its 51% interest. In February 2004, Bear Creek notified us that it intends to terminate its option to earn an interest in the La Pampa project. Solitario will review Bear Creek's technical data to determine its future course of action. Solitario has no capitalized costs related to La Pampa as of December 31, 2003.

Other Peruvian properties

          Solitario holds concessions comprising approximately 1,800 hectares on the Sapalache exploration project. Solitario intends to conduct limited exploration activities while it seeks a joint venture partner to explore and develop this project.

    Brazil

    Pedra Branca

          Solitario acquired the Pedra Branca platinum-palladium (PGM) Project located in Ceará State, Brazil, as part of its acquisition of Altoro Gold Corp, ("Altoro") in October 2000. Altoro signed an agreement in May of 1999 with Eldorado Gold Corporation ("Eldorado") whereby Solitario could have earned a 70% interest in concessions covering approximately 10,000 hectares, by spending $2 million on exploration over three years. With Eldorado's consent, Solitario elected to allow the concession to expire in October 2003. Solitario reacquired the concessions in November 2003 and assigned a 2% net smelter return royalty on the reacquired concessions. Additionally, Solitario controls concessions in its own name covering approximately 59,244 hectares for a total of 69,244 hectares at the Pedra Branca Project.

          In February 2000, Altoro signed a letter of intent, which was subsequently assigned to Rockwell Ventures, Inc., of Vancouver, Canada ("Rockwell"), granting Rockwell an option to earn a 60% interest in Altoro's share of the Pedra Branca Project. Under the terms of the agreement, Rockwell was required to spend $7 million on exploration within four years from July 2000, with a minimum expenditure of $1 million during the first year. In addition, Rockwell issued to Solitario a total of 125,433 of its common shares and $50,000 in cash in May 2000 upon regulatory approval of the agreement. In June 2001, Rockwell terminated its option under the agreement. At December 31, 2002, Solitario owned 100% of the Pedra Branca project subject to the Eldorado Lease discussed above.

          On January 28, 2003, Solitario entered into an agreement with Anglo Platinum whereby Anglo Platinum may earn a 51% interest in the Pedra Branca Project, by spending $7 million on exploration at Pedra Branca over a four-year period. Anglo Platinum agreed to a minimum expenditure of $500,000 during the first six months of the agreement. Anglo Platinum can earn an additional 9% interest in Pedra Branca (for a total of 60%) by completing a bankable feasibility study. Anglo Platinum can also earn an additional 5% interest in Pedra Branca (for a total of 65%) by arranging for financing to put the project into commercial production.

          In October 2000, Solitario recorded $3,627,000 in mineral interest additions for the Pedra Branca project in connection with the acquisition of Altoro.

    Tocantinzinho

          In November 1998 Altoro entered into an option agreement (subsequently modified) to acquire a 100% interest in the Tocantinzinho gold project in Brazil. The agreement covered concessions for approximately 10,000 acres located in the Para State in Brazil. Solitario terminated the agreement in December of 2001 and recorded a mineral interest write-down of $639,000.

    Bolivia

    Rincon del Tigre

          Since April 1999 Altoro entered into a series of agreements that allow Solitario to earn a 100% interest in concessions covering 51,000 hectares at the Rincon del Tigre PGM project located in Santa Cruz State, Bolivia. In December 2001, Solitario terminated these agreements, made a cash payment to the owner of the Rincon del Tigre concessions of $35,000 and recorded a mineral interest write-down of $636,000.

    Exploration costs

          The following items comprised exploration expense:

(in thousands)	2003	2002	2001
Geologic, drilling and assay Field expenses Administrative Joint venture reimbursement Total exploration costs	$488 237 150 (457) $418	$335 214 408 - $957	$707 243 514 - $1,464

3. Related party transactions:

          At December 31, 2003, Crown, through its wholly owned subsidiary, CRCC, owns 38.7% of Solitario common stock. Crown provides management and technical services to Solitario under a management and technical services agreement originally signed in April 1994 and modified in April 1999, December 2000 and July 2002. Under the modified agreement Solitario reimburses Crown for direct out-of-pocket expenses; payment of 25% of Crown's corporate administrative costs for executive and technical salaries, benefits and expenses; payment of 50% of Crown's corporate administrative costs for financial management and reporting salaries, benefits and expenses; and payment of 75% of Crown's corporate administrative costs for investor relations salaries, benefits and expenses. These allocations are based upon estimated time and expenses spent by Crown management and employees on Crown activities and Solitario's activities. Management believes these allocations are reasonable and the allocations are periodically reviewed by management and approved by independent Board members of both Crown and Solitario. Management service fees billed monthly are due on receipt and are generally paid within thirty days.

          In October 2001, Solitario invested in two 10% convertible secured promissory notes ("Senior Notes") totaling $1,000,000 of the $3,600,000 Senior Notes issued by Crown. The payment of the first Senior Note (the "Solitario Note"), of $350,000 was made to Crown. The Solitario Note is convertible into shares of Crown common stock at $0.2916 per share. The funds for payment of the second Senior Note, of $650,000 were placed in escrow pending the outcome of the Crown's voluntary petition for bankruptcy, filed in United States Bankruptcy Court, which was filed on March 8, 2002 (the "Bankruptcy"). The $650,000 Senior Note is convertible into shares of Crown common stock at $0.35 per share. In March 2002 an additional $200,000 was advanced to Crown out of escrow of which Solitario's share of the advance was $56,000. Crown's plan of reorganization was confirmed on May 30, 2002 and the remaining balance of the proceeds plus interest was released to Crown on the effective date of the Bankruptcy, June 11, 2002. The independent board members of both Crown and Solitario approved the transaction. The terms of the transaction on the escrowed Senior Notes were the same as given to other senior lenders of Crown (the "Senior Lenders") and, with regard to the terms of the $350,000 Solitario Note, the terms were negotiated with and approved by the other Senior Lenders. Under the terms of the notes, interest at a 10% rate is payable quarterly in cash or Crown common stock at the election of Crown. During 2003 and 2002, Solitario was paid 249,718 and 182,440 Crown shares, respectively, as interest under the Senior and Subordinated B Notes.

          As part of the investment in the Senior Notes, Solitario also received two warrants. The first warrant gives Solitario the right to purchase 1,857,143 shares of Crown common stock for $0.75 per share through October 2006. The second warrant gives Solitario the right to purchase 1,200,000 shares of Crown common stock at $0.60 per share through October 2006. The fair value of the warrants at the time of issuance, based upon a Black-Scholes valuation model of $110,000, was recorded as a discount to the Senior Notes. This discount is being amortized over the life of the Senior Notes as additional interest income. Solitario recorded additional interest from the amortization of the discount of $22,000 for each of the years ended December 31, 2003 and 2002 compared to $4,000 for the year ended December 31, 2001. The fair value of the warrants, based upon a quoted bid prices, was $5,591,000 and $153,000 at December 31, 2003 and 2002, respectively. Solitario recognizes any increase or decrease in the fair value of the warrants as a gain or loss on derivative instruments in the statement of operations. Solitario recorded an increase in the fair value of the warrants of $5,438,000 and $106,000 for the years ended December 31, 2003 and 2002, respectively, compared to a decrease of $63,000 for the year ended December 31, 2001.

          Solitario entered into a Voting Agreement dated as of April 15, 2002 among Zoloto Investors, LP ("Zoloto") and Crown. Pursuant to the Voting Agreement, Solitario and Zoloto (the "Signing Shareholders"), who are both stockholders of Crown, agreed that they will each vote their owned shares during the term of the Voting Agreement for the election of three designees of Zoloto and one designee of Solitario (the "Designee Directors") to the Board of Directors of Crown. The Signing Shareholders agreed that any shares received by either Signing Shareholder would be subject to the Voting Agreement during its term and any successor, assignee or transferee of shares from either Signing Shareholder would be subject to the terms of the Voting Agreement during its term. The Voting Agreement terminates on the third anniversary from the date of the first annual meeting of shareholders after the date of the Voting Agreement. As of December 31, 2003, the Signing Shareholders collectively held 1,733,866 shares or approximately 10.1% of the outstanding shares of Crown. As of December 31, 2003, Solitario owns 965,491 shares of Crown common stock, received as interest on its Senior Notes and the Subordinated B Notes, has warrants to acquire 3,057,143 shares of Crown common stock at between $0.60 and $0.75 per share and could also acquire up to 3,057,143 additional shares of Crown common stock through conversion of its Senior Notes.

          On June 26, 2001, Solitario agreed to acquire 200,000 shares of Canyon Resources Corporation common stock from Crown at its fair market value of $200,000 at that date. Solitario sold the shares for $245,000 in February 2002, the fair market value at that date.

          On February 21, 2003, Solitario invested $400,000 in Crown's 10% convertible subordinated promissory notes due 2006 Series B (The "Subordinated B Notes"). The Subordinated B Notes are convertible into common stock of Crown at $0.75 per share. The Subordinated B Notes pay interest at 10% in stock or cash at Crown's option, and mature on October 19, 2006, the same date as Crown's Senior Notes. On November 5, 2003 Solitario's Subordinated B Notes were automatically converted into 533,333 shares of Crown common stock. The conversion was in accordance with the terms of the Subordinated B note, which allowed for an automatic conversion if Crown's common stock traded above $1.75 per share for twenty consecutive trading days.

4. Income Taxes:

          Solitario's income tax expense (benefit) consists of the following as allocated between foreign and United States components:
(in thousands)	2003	2002	2001
Deferred
US	$ 2,207	$286	$(359)
Foreign	(164)	159	(312)
Operating loss and credit carryovers:
US	(1,538)	(286)	359
Foreign	164	(159)	312
Income tax expense	$ 669	$ -	$ -

          Consolidated income (loss) before income taxes includes losses from foreign operations of $1,092,000, $1,622,000 and $3,071,000 in 2003, 2002 and 2001, respectively.

          The net deferred tax assets/liabilities in the December 31, 2003 and 2002 balance sheets include the following components:
(in thousands)	2003	2002
Deferred tax assets:
Net operating loss (NOL) carryovers	$ 4,252	$3,870
Capital loss carryovers	21	622
Royalty	1,560	1,560
Valuation allowance	(3,332)	(4,862)
Total deferred tax assets	2,501	1,190
Deferred tax liabilities:
Unrealized gain on derivative securities	2,823	17
Exploration costs	921	1,085
Other	33	88
Total deferred tax liabilities	3,777	1,190
Net deferred tax liabilities	$ 1,276	$ -

          A reconciliation of expected federal income taxes on income (loss) from operations at statutory rates, with the expense (benefit) for income taxes is as follows:
(in thousands)	2003	2002	2001
Expected income tax expense (benefit)	$ 1,368	$ (707)	$ (1,269)
Non-deductible foreign expenses	(60)	495	93
Foreign tax rate differences	1	(19)	(8)
State income tax	338	17	(79)
Expiration of loss carryovers	542	-	-
Change in valuation allowance	(1,530)	212	1,251
Other	10	2	12
Income tax expense	$ 669	$ -	$ -

          During 2003, Solitario recognized other comprehensive income related to unrealized gains of $1,544,000 on marketable equity securities that has been reduced by $607,000 for the income tax associated with those gains.

          During 2003, the valuation allowance was reduced by $1,530,000 to reflect the projected utilization of net operating loss carryforwards for which no income tax benefit was previously provided. During 2002 and 2001 the valuation allowance was increased primarily as a result of increases in net operating loss carryforwards, for which it was more likely than not that the deferred tax benefit would not be realized.

          At December 31, 2003, Solitario has unused US Net Operating Loss ("NOL") and capital loss carryovers of $3,998,000 and $53,000, respectively, which begin to expire commencing 2008 and 2004, respectively. Solitario also has foreign NOL carryovers at December 31, 2003 of $7,860,000 that begin to expire four years after the first year in which taxable income arises. In connection with the Bankruptcy of Crown and Solitario's acquisition of Altoro Gold Corp., Solitario had a greater than fifty percent change in ownership as defined in Section 382 of the Internal Revenue Code. Pursuant to Section 382, the amount of future taxable income available to be offset by Solitario's carryovers is limited to approximately $614,000 per year.

5. Fair Value of Financial Instruments:

          For certain of Solitario's financial instruments, including cash and cash equivalents, the carrying amounts approximate fair value due to their short maturities. Solitario's marketable equity securities are carried at their estimated fair value based on quoted market prices.

          The fair value of the Senior Notes is estimated to be $7,729,000 and $1,250,000 at December 31, 2003 and 2002, respectively. The fair value of the Crown warrants was $5,591,000 and $153,000 at December 31, 2003 and 2002, respectively. Solitario recognizes any increase or decrease in the fair value of the warrants as a gain or loss on derivative instruments in the statement of operations. Solitario recorded an increase in the fair value of the warrants of $5,438,000 and $106,000 for the years ended December 31, 2003 and 2002, respectively, compared to a decrease of $63,000 for the year ended December 31, 2001.

          The recorded value of cash and notes receivable approximate their fair value at December 31, 2003 and 2002.

6. Commitments and Contingencies:

          In acquiring its interests in mineral claims and leases, Solitario has entered into lease agreements, which generally may be canceled at its option. Solitario is required to make minimum rental and option payments in order to maintain its interests in certain claims and leases. See Note 2. Solitario estimates its 2004 mineral property rental and option payments to be approximately $137,000. If Solitario's current joint venture partners elect to continue funding their respective joint ventures throughout the remainder of 2004, Solitario would be reimbursed for approximately $79,000 of those costs.

7. Stock Option Plan:

          On March 4, 1994, Solitario's Board of Directors (the "Board") adopted the 1994 Stock Option Plan (the "Plan"). Up to 1,100,000 shares of Solitario's common stock were authorized for issuance under the Plan. The Board voted for, and shareholders approved, amendments that have increased the authorized shares under the Plan to 3,736,000 as of June 2002.

          All options have been granted at exercise prices that are equal to the quoted market price of the stock on the grant date. The options expire five years from the date of grant, and are subject to certain vesting provisions, as determined by the Board.

          The activity in the Plan for the three years ended December 31, 2003 is as follows:
	2003		2002		2001
	Options	Weighted Average Exercise Price (Cdn$)[1]	Options	Weighted Average Exercise Price (Cdn$)[1]	Options	Weighted Average Exercise Price (Cdn$)[1]

Outstanding, beginning of year	3,372,000	0.96	2,282,000	1.08	1,724,750	1.22
Granted	192,500	0.77	1,140,000	0.73	980,000	0.94
Exercised	(16,000)	1.16	-	-	-	-
Expired	(60,000)	1.16	(50,000)	1.16	(422,750)	1.31
Outstanding, end of year	3,488,500	0.95	3,372,000	0.96	2,282,000	1.08
Exercisable, end of year	3,019,125	0.97	2,742,000	1.00	1,812,500	1.10

          (1) In March 1999, the shareholders of Solitario approved a repricing of existing options for current employees, officers and directors to Cdn$1.16 per share, which was the market price of Solitario's stock.

          The options outstanding at December 31, 2003 have a range of exercise prices of between Cdn$1.30 and Cdn$0.65 and a weighted average remaining contractual life of 2.03 years.

          As a result of the repricing of existing options in 1999, Solitario began to account for the awards as variable as of July 1, 2000, in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)." Accordingly, an increase in the current market price of Solitario common stock above the higher of the option strike price and the market price of Solitario's common stock as of July 1, 2000, multiplied by options outstanding will be recorded as compensation expense over the vesting term of the options. A subsequent reduction in the current market price, to the extent of previously recorded compensation expense will be credited as a reduction of compensation expense. There was no compensation expense recorded during 2003, 2002 or 2001 as a result of variable accounting for the repriced options. As of December 31, 2003 all repriced options have expired.

          The following table summarizes Solitario's stock options as of December 31, 2003:
Options Outstanding				Options Exercisable
Exercise price Cdn$	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Cdn$	Number Exercisable	Weighted Average Exercise Price Cdn$
$0.65	50,000	4.1	$0.65	12,500	$0.65
$0.73	1,140,000	2.2	$0.73	875,000	$0.73
$0.81	142,500	4.7	$0.81	80,625	$0.81
$0.94	980,000	1.2	$0.94	882,500	$0.94
$1.16	671,000	0.3	$1.16	671,000	$1.16
$1.19 to $1.22	395,000	0.4	$1.22	395,000	$1.22
$1.30	110,000	0.8	$1.30	102,500	$1.30
Total	3,488,500			3,019,125

8. Stockholders' Equity:

          On November 4, 2003, Solitario completed a private placement to certain Canadian based funds managed by Sprott Asset Management of Toronto, Ontario of 1,500,000 of Solitario common shares at a price of Cdn$1.20 per share for total proceeds of Cdn$1,800,000, or approximately $1,310,000, net of offering costs. The additional shares reduced Crown's interest in Solitario from 41.2% at December 31, 2002 to 38.7% as of December 31, 2003.

9. Selected Quarterly Financial Data (Unaudited):

(in thousands)	2003 (1)
	March 31,	March 31,	June 30,	June 30,	Sept. 30,	Sept. 30,	Dec. 31,
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Net income (loss)	$(126)	$ 370	$(121)	$ 488	$(222)	$ 603	$ 1,893
Earnings (loss) per share: Basic Diluted	$(0.01) $(0.01)	$0.02 $0.02	$(0.02) $(0.02)	$0.02 $0.02	$(0.01) $(0.01)	$0.03 $0.03	$0.08 $0.07
Weighted shares outstanding: Basic Diluted	23,407 23,407	23,407 23,407	23,407 23,407	23,407 23,407	23,407 23,407	23,407 23,407	24,322 25,572

(in thousands)	2002 (1)
	March 31,	March 31,	June 30,	June 30,	Sept. 30,	Sept. 30,	Dec. 31,	Dec. 31,
	As Previously reported	As restated	As Previously reported	As restated	As Previously reported	As restated	As Previously reported	As restated
Net loss	$(483)	$(609)	$(430)	$(481)	$(442)	$(558)	$(315)	$(431)
Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.01)	$(0.02)
Basic and diluted weighted shares outstanding	23,407	23,407	23,407	23,407	23,407	23,407	23,407	23,407

(1) The operating results for each of the four quarters in the year ended December 31, 2002 and each of the three quarters during the nine months ended September 30, 2003 have been restated as discussed in Note 10.

10.  Restatement

          Subsequent to the issuance of its consolidated financial statements for the year ended December 31, 2002, Solitario determined that it had not properly adopted the provisions of SFAS No. 142, that it had capitalized certain costs that should have been expensed as incurred and that Solitario's warrants to acquire Crown common stock should have been accounted for as derivative financial instruments.

          Effective January 1, 2002, SFAS No. 142 requires mineral interests in the form of exploration concessions to be classified as intangible assets and amortized over their expected useful lives. In its previously issued 2002 financial statements Solitario had classified its mineral interests as mineral properties and had not recognized amortization on these interests.

          In addition, Solitario had previously capitalized certain annual concession fees, taxes and other costs during 2001 and 2002 which should have been charged as exploration expense as incurred.

          Solitario also did not previously record its investment in Crown warrants as derivative financial instruments during 2002 and 2001, and include changes in the fair value in income. In its previously issued 2002 and 2001 financial statements Solitario had accounted for the warrants as available for sale securities and the gains and losses were included in other comprehensive income.

          Additionally, Solitario has reclassified its statement of operations to move non-operating gains and income out of revenue. Those amounts are now classified among costs, expenses and other.

          As a result, the accompanying consolidated financial statements for the years ended December 31, 2002 and 2001 have been restated from the amounts previously reported. A summary of the significant effects of the restatement is as follows:

STATEMENT OF OPERATIONS INFORMATION
(in thousands except per share amounts)	Year ended December 31, 2002		Year ended December 31, 2001
	As previously reported	As restated	As previously reported	As restated
Costs expenses and other:
Exploration expense	907	957	1,464	1,477
Depreciation and amortization	40	504	49	49
Unrealized (gain) loss on derivative Instruments	-	(105)	-	63
Net loss	(1,670)	(2,079)	(3,657)	(3,733)
Loss per common share: Basic and diluted	$(0.07)	$(0.09)	$(0.16)	$(0.16)

BALANCE SHEET INFORMATION
	As of December 31, 2002
(in thousands)	As previously reported	As restated
Assets
Mineral property, net	$ 3,743	$ -
Mineral interests, net	-	3,216
Total Assets	6,903	6,376
Liabilities and Stockholders' Equity
Stockholders' equity:
Accumulated deficit	(14,837)	(15,322)
Accumulated other comprehensive income	218	176
Total stockholder's equity	$ 6,804	$ 6,277